EXHIBIT 99.1

PRECISION DRILLING ANNOUNCES RECEIPT OF CONTINUED LISTING STANDARD NOTICE FROM NYSE

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release.

CALGARY, Alberta, March 25, 2020 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or “the Company”) (TSX:PD; NYSE:PDS) announces that on March 24 it received formal notice of non-compliance with the New York Stock Exchange (the “NYSE”) share price continued listing standards, which require a listed common stock to maintain a minimum average closing price of US$1.00 per share for 30 consecutive trading days.

Precision intends to respond to the NYSE with its objective to satisfy all specified requirements to cure the deficiency. In accordance with NYSE's rules, the Company has a six-month timeframe from the date of the notice to bring its share price and 30 trading-day average share price above US$1.00 and regain compliance. This can be achieved if Precision’s closing price reaches at least US$1.00 per ordinary share on the last trading day of any calendar month during the six month cure period and an average closing price of at least US$1.00 per common share over the 30 trading-day period ending on the last trading day of that month.

Precision’s common shares will continue to be listed and traded on the NYSE during the cure period outlined above, subject to the Company's compliance with other continued listing requirements. The Company’s common shares will also continue to trade on the Toronto Stock Exchange under the symbol “PD” and that listing is not affected by the receipt of the NYSE notification.

The Company is considering all available options to regain compliance with the NYSE's continued listing standards, which may include a reverse stock split, subject to approval of the company's shareholders. Failure to satisfy the conditions of the cure period or to maintain other listing requirements could lead to a delisting from the NYSE only.

The current non-compliance notice from the NYSE does not indicate or affect Precision's operations, debt obligations or any associated reporting requirements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements"). In particular, this document contains forward-looking information and statements pertaining to, the Company’s intent to respond to the NYSE with its object to cure the deficiency; and potential for a reverse stock split.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2019, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers well service rigs, camps and rental equipment and directional drilling services, all backed by a comprehensive mix of technical support services and skilled, experienced personnel. Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6136

Dustin Honing, CPA
Manager, Investor Relations and Corporate Development
403.716.4515

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com